Exhibit 99.27

CONSENT OF P. LEVESQUE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Pierre Levesque
By:	Pierre Levesque
Title:	Head of Geology

Dated:	January 14, 2014